

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InterVest Financial Services, Inc.

OFFICIAL USE ONLY
029865
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5 Great Valley Parkway, Suite 314
(No. and Street)

Malvern (City) PA (State) 19355 (Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Larry E. Fondren, President (610) 647-9500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patricia A. McLennan, CPA
(Name – if individual; state ID; first, last, middle name)

1472 Church Road (Address) Malvern (City) PA (State) 19355 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(3)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry E. Fondren swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

InterVest Financial Services, Inc., as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:



Signature

President

Title

Notarial Seal
Joyce M. Marr, Notary Public
East Whiteland Twp., Chester County
My Commission Expires Dec. 23, 2002



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PATRICIA A. McLENNAN

Certified Public Accountant

Financial Statements
and Other Financial Information

InterVest Financial Services, Inc.

Year ended December 31, 2001
with Report of Independent Auditor

1472 Church Road • Malvern, PA 19355 • Phone (610) 647-4012 • FAX (610) 644-7647

InterVest Financial Services, Inc.

Financial Statements
and Other Financial Information

Year ended December 31, 2001

Contents



PATRICIA A. McLENNAN

Certified Public Accountant

Report of Independent Auditor

The Stockholder
InterVest Financial Services, Inc.

I have audited the accompanying statement of financial condition of InterVest Financial Services, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterVest Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 4, the Company's adjustment to its net capital calculation raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of supplementary information required by Rule 17a-5 of the U.S. Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patricia A. McLennan

February 22, 2002

1472 Church Road • Malvern, PA 19355 • Phone (610) 647-4012 • FAX (610) 644-7647

InterVest Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$6,384
Introducing firm deposit	27,209
Total assets	$33,593
Liabilities	
Due to related party	$10,519,375
Accrued expenses	839,653
Total liabilities	$11,359,028
Stockholder's equity	
Common Stock, $1 par value	
Authorized shares – 1,000	$1,000
Additional paid-in capital	230,600
Accumulated deficit	(11,557,035)
Total stockholder's equity	($11,325,435)
Total liabilities and stockholder's equity	$33,593

See accompanying notes.

InterVest Financial Services, Inc.

Statement of Operations

For the Year Ended December 31, 2001

Revenues	
Miscellaneous income	$700,000
Interest income	862
Total revenues	$700,862
Expenses	
Clearing firm expense	$3,311
Registration & license fees	2,372
Access & information fees	392
Salaries	170,000
Office expense	16,571
Rent expense	30,473
Professional fees	11,659
Interest expense	836,445
Taxes	8,945
Total expense	$1,080,168
Net Deficit	($379,306)

See accompanying notes.

InterVest Financial Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock		Additional		
	No. of Shares	Cost	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2000	1,000	$1,000	$230,600	($11,177,729)	($10,946,129)
Net Deficit	--	--	--	(379,306)	(379,306)
Balance, December 31, 2001	1,000	$1,000	$230,600	($11,557,035)	($11,325,435)

See accompanying notes.

InterVest Financial Services, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Period Ended December 31, 2001

Balance at January 1, 2001	$	--
Subordinated loans executed during the year		--
Balance at December 31, 2001	$	--

See accompanying notes.

InterVest Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities	
Net Deficit	($379,306)
Net cash provided by operating activities	($379,306)
Cash flows from investing activities	
Introducing firm deposit	($862)
Decrease in due to related parties	(454,485)
Increase in accrued expenses	839,653
Net increase in cash and cash equivalents	5,000
Cash and cash equivalents at beginning of year	1,384
Cash and cash equivalents at 12/31/01	$6,384

See accompanying notes.

InterVest Financial Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Business

InterVest Financial Services, Inc. (the "Company") was organized on September 23, 1991 in Delaware, became registered as a securities broker-dealer with the U. S. Securities and Exchange Commission ("SEC") on March 5, 1992 and was approved for membership in the National Association of Securities Dealers, Inc. ("NASD") on June 12, 1992. Prior to March 8, 1996, the Company was owned by an individual shareholder who contributed all of his shares of the Company to InterVest Holdings, Inc. (hereafter referred to as the "Parent") on that date. As a result, the Company became a wholly-owned subsidiary of the Parent. Since its inception, the Company has been dedicated to the operation of electronic networks (collectively referred to herein as "InterVest"), which accommodate real-time auctions and trading of corporate and municipal bonds and other fixed income securities by and between issuers, institutional investors, brokers and dealers (the "Business").

As explained in Notes 4 and 7 below, the Company has lost the wherewithal to effectively conduct the Business and was required to recognize the expenses previously advanced on its behalf by related parties—causing the Company's net capital position to fall significantly below the minimum level required by NASD Regulation Section 240.15c3-1, (2)(vi). The Company has accordingly suspended its performance of any broker-dealer related services until the litigation described herein has been resolved and the Company's net capital position is restored to a level exceeding that required by the NASD.

2. Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted income tax rates and laws that will be in effect at the time those differences are expected to reverse.

3. Introducing Firm Deposit Account

Pursuant to its clearing agreement with First Clearing Corporation, the Company's clearing agent, an amount is held on deposit in an interest-bearing account to satisfy obligations, if any, incurred by the Company in connection with the terms of that agreement.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 15 to 1. As the Company neither directly receives nor holds client funds or securities, and processes all transactions pursuant to the exemption provisions of the SEC Rule 15c3-3, the required minimum net capital of the Company, as defined in the rule, is only $5,000.

However, due to the events described in Note 7, the Company's net capital was negative ($11,327,644) at December 31, 2001, and therefore below the required level of net capital to be maintained by the Company. The Company's net capital ratio (aggregate indebtedness to net capital) also exceeded the maximum prescribed regulatory limits at December 31, 2001. As noted above, the Company has accordingly suspended its performance of any broker-dealer related services until the Company's net capital position and net capital ratio are restored to levels that fully comply with the applicable regulations of the SEC and the NASD.

5. Related Party Transactions

In recognition of the Company's obligation to reimburse the Parent for its previous and ongoing payment of all of the Company's material expenses, the Company issued a Promissory Note (the "Note") to the Parent, maturing on June 30, 2003, in the initial Principal Amount of $10,973,860 and collateralized by all of the tangible and intangible assets of the Company. During the period, the Parent incurred expenses on behalf of the Company in the amount of $245,515, and the Company repaid the Parent $700,000 pursuant to the Note. The adjusted Principal Amount of the Note at December 31, 2001 was $10,519,375 and the interest accrued on the Note during the period totaled $549,834.

During 2001, the Parent augmented the Company's ability to generate revenue in the future by contributing to the Company all of the Parent's 95% ownership interest in the issued and outstanding equity shares of Integrated Bond Exchange, Inc. ("IBX"), a Delaware corporation. In addition, the Parent entered into an arrangement with the Company and IBX whereby the ongoing expenses of IBX would be incurred and paid by the Parent.

6. Income Taxes

The Company is a member of a consolidated group for federal income tax filing purposes. The Company has a federal income tax sharing arrangement with its Parent, which requires the Company to reimburse the Parent for income taxes payable by the Parent to the extent the Company has an income tax liability calculated on a separate company basis. When the Company has a taxable loss, the Company will be reimbursed for the tax benefit of the losses to the extent such losses are used in the reduction of the consolidated group's federal income tax liability. At December 31, 2001, no amounts were reimbursable to the Company for its losses under the terms of this arrangement due to the consolidated group's taxable loss, and the net operating loss carry forward generated in 2001 is not significant.

7. Litigation

In August 1995, the Company entered into an agreement with Bloomberg, L.P. ("Bloomberg") whereby the Company agreed to facilitate the execution of orders of current and future Bloomberg customers, for the purchase and sale of corporate, municipal and U.S. Government bonds and other fixed income securities, via InterVest. Bloomberg subsequently terminated that agreement unilaterally in February 1998, which the Company alleges was without authority or justification and in breach of such agreement.

7. Litigation (continued)

In September 1998, the Company filed a lawsuit against Bloomberg in the Eastern District of Pennsylvania, U.S. District Court, alleging: (1) Breach of Contract; (2) Promissory Estoppel; (3) Breach of Covenant of Good Faith and Fair Dealing; (4) Tortuous Interference with Contractual Relationships; and (5) Violation of Section 1 of the Sherman Act.

In response to the Company's allegations, Bloomberg filed a Motion to Dismiss the Company's claims in October 1998, and amended that Motion in March 1999. In June 1999, the Court denied Bloomberg's Motion to Dismiss.

Following its initial discovery, the Company filed a companion lawsuit against Bear Stearns & Co., Inc.; Cantor Fitzgerald Securities; S. G. Cowen & Company; Deutsche Bank Securities Corp.; Liberty Brokerage, Inc.; Liberty Brokerage Securities, Inc.; Liberty Brokerage Investment Corp.; Merrill Lynch & Co.; J. P. Morgan Securities, Inc. and Salomon Smith Barney, Inc., (collectively referred to as the "Broker-Dealer Defendants") on November, 1999, alleging: (1) Violation of Section I of the Sherman Act; (2) Tortuous Interference with Contractual Relationships; and (3) Common Law Conspiracy.

In January 2000, the Broker-Dealer Defendants filed Motions to Dismiss the Company's Complaint against them, each of which was denied by the Court in September 2000. In February 2000, the Court consolidated the Company's case against Bloomberg and its case against the Broker-Dealer Defendants (collectively, the "Litigation") for discovery and pre-trial preparation purposes.

In March and April 2001, the Company agreed to settle with three of the Broker-Dealer Defendants, pursuant to which funds were remitted to the Company's legal counsel ("Counsel") for payment of their respective fees and to reimburse them for the litigation expenses that had been previously incurred by Counsel on behalf of the Company. In addition, Counsel retained funds for payment of the anticipated future costs of the Litigation. During the period, Counsel also advanced $700,000 to the Company in anticipation of future recoveries.

The Discovery Period concluded In November 2001. In December 2001, the Company submitted a Motion for Summary Judgment relating to the contract claims portion of its suit against Bloomberg. In addition, each of the Broker-Dealer Defendants filed Motions for Summary Judgment of the Company's claims against them.

7. Litigation (continued)

On January 29, 2002, the Court Ordered the Company and all of the Defendants to attend a Settlement Conference scheduled for March 7, 2002.

Counsel is comprised of the following three law firms:

Sandals & Langer, LLP;
Hoyle, Morris & Kerr LLP; and
Mann, Ungar, Spector & Labovitz, PC.

While the Company is hopeful that it will be successful in its efforts to recover from the Defendants the cost of the damages incurred by the Company, an estimate of the financial implications to the Company of the Litigation cannot be determined at this time.

InterVest Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the SEC

For the Year Ended December 31, 2001

Net capital	
Total stockholder's equity	($11,325,435)
Nonallowable assets:	
Clearing Account in excess of $25,000	(2,209)
Net capital	($11,327,644)
Aggregate indebtedness	
Accounts payable and accrued expenses	$11,359,028
Total aggregate indebtedness	$11,359,028
Computation of basic net capital requirement	
Minimum net capital required – (6-2/3% of aggregate Indebtedness or $5,000, whichever is greater)	$757,268
Excess of net capital over minimum required	($12,084,912)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	($12,463,546)
Ratio of aggregate indebtedness to net capital	>(100%)

There are no differences between the computation of Net Capital shown above and the Net Capital reported in the Company's December 31, 2001, Part II (Unaudited) Focus Report.

InterVest Financial Services, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from the SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.



PATRICIA A. McLENNAN

Certified Public Accountant

Exhibit

Report of Independent Auditor on Internal Accounting Control Required by Rule 17a-5

The Stockholder
InterVest Financial Services, Inc.

In planning and performing my audit of the financial statement of InterVest Financial Services, Inc. (the "Company") for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurances on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including testing of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g). In making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3, I did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1472 Church Road • Malvern, PA 19355 • Phone (610) 647-4012 • FAX (610) 644-7647

Because of the inherent limitations in any system of internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Patricia A. McLennan

February 22, 2002